                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                              COMFORCE CORPORATION
================================================================================
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
================================================================================
                         (Title of Class of Securities)

                                   20038K109
================================================================================
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
================================================================================
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 30, 1997
================================================================================
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this Statement. G (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                    13D


(1)      Name of Reporting Person                     Infinity Investors Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                  (a) [X]
         Member of a Group*                                              (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares            (7)     Sole Voting                 540,549
                                             Power
            Beneficially
                                     (8)     Shared Voting               145,206
          Owned by Each                      Power

         Reporting Person            (9)     Sole Dispositive            540,549
                                             Power
               with:
                                     (10)    Shared Dispositive          145,206
                                             Power

(11)     Aggregate Amount Beneficially Owned                             685,755
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   5.07%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                    13D


(1)      Name of Reporting Person                       Seacrest Capital Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [X]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares            (7)     Sole Voting                  56,859
                                             Power
            Beneficially
                                     (8)     Shared Voting               628,896
          Owned by Each                      Power

         Reporting Person            (9)     Sole Dispositive             56,859
                                             Power
               with:
                                     (10)    Shared Dispositive          628,896
                                             Power

(11)     Aggregate Amount Beneficially Owned                             685,755
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   5.07%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                    13D


(1)      Name of Reporting Person                        Fairway Capital Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [X]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares             (7)     Sole Voting                 84,347
                                              Power
            Beneficially
                                      (8)     Shared Voting              601,408
          Owned by Each                       Power

         Reporting Person             (9)     Sole Dispositive            84,347
                                              Power
               with:
                                      (10)    Shared Dispositive         601,408
                                              Power

(11)     Aggregate Amount Beneficially Owned                             685,755
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   5.07%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                    13D


(1)      Name of Reporting Person        Infinity Emerging Opportunities Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [X]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares             (7)     Sole Voting                 12,000
                                              Power
            Beneficially
                                      (8)     Shared Voting              673,755
          Owned by Each                       Power

         Reporting Person             (9)     Sole Dispositive            12,000
                                              Power
               with:
                                      (10)    Shared Dispositive         673,755
                                              Power

(11)     Aggregate Amount Beneficially Owned                             685,755
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   5.07%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                    13D


(1)      Name of Reporting Person                          Global Growth Limited
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [X]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                     WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 Nevis, West Indies

         Number of Shares             (7)     Sole Voting                  6,000
                                              Power
            Beneficially
                                      (8)     Shared Voting              679,755
          Owned by Each                       Power

         Reporting Person             (9)     Sole Dispositive             6,000
                                              Power
               with:
                                      (10)    Shared Dispositive         679,755
                                              Power

(11)     Aggregate Amount Beneficially Owned                             685,755
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   5.07%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO


*         SEE INSTRUCTIONS

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2


                             INTRODUCTORY STATEMENT

         The Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of COMFORCE Corporation, a Delaware corporation (the "Issuer"), filed jointly by (i) Infinity Investors Limited,
(ii) Seacrest Capital Limited, (iii) Fairway Capital Limited, (iv) Infinity Emerging Opportunities Limited and (v) Global Growth Limited, each Nevis, West Indies business corporations (collectively, the "Reporting Persons") on March 11, 1997, Accession Number 0000950134-97-001719 (the "Original Filing"), as amended by Amendment No. 1 to the Original Filing on April 9, 1997, Accession Number 0000950134-97-002745 (the "Amendment No. 1"), and Amendment No. 2 to the Original Filing on April 14, 1997, Accession Number 0000950134-97-002890 (the "Amendment No. 2"), is further amended and supplemented by this Amendment No. 3 as set forth herein. Except as otherwise provided herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to such terms in the Original Filing.


1.       SECURITY AND ISSUER.

         NOT AMENDED.

2.       IDENTITY AND BACKGROUND.

         NOT AMENDED.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended to add the following:

         Pursuant to a put option granted by the Issuer to each of Infinity and Fairway (the "Put Option"), the terms of which are contained in that Letter Agreement dated February 27, 1997 between the Issuer, Infinity and Fairway (the "Letter Agreement") (which such Letter Agreement has been filed as Exhibit 99.6 to the Original Filing and is incorporated herein by reference) the Issuer repurchased, effective May 30, 1997, 133,657 Shares of Common Stock from Infinity and 22,275 Shares of Common Stock from Fairway, for a purchase price equal to $7d per share. Accordingly, the Issuer paid an aggregate purchase price of approximately $985,714 to Infinity and $164,286 to Fairway in connection with the exercise of the Put Option (exclusive of an aggregate of $15,000 in default interest accruing on such payment from the date of exercise of the Put Option).

         In addition, Infinity and Fairway exercised the Put Option with respect to an additional 133,657 Shares and 22,275 Shares, respectively, as of May 28, 1997 as a result of the Issuer's failure to repay or redeem the Bridge Notes by such date. Although the May 28, 1997 exercise of the Put Option has not been consummated as of the date of this filing, it is expected to close within 60 days from the date hereof. As a result, the 155,932 Shares to be acquired by the Reporting Persons have been included in the number of shares deemed beneficially owned hereunder. The purchase price to be paid by the Issuer for such additional shares shall be $7d per share or an aggregate $1,150,000. In the event the Issuer fails to repay or redeem the Bridge Notes by June 27, 1997 or July 27, 1997, Infinity and Fairway shall have the option to require the Issuer to purchase additional Shares of the Issuer for the prices and at the terms specified in the Letter Agreement.

         In addition, an aggregate of 44,000 Additional Bridge Warrants (as hereinafter defined) were issued and became exercisable by the Reporting Persons on the following dates:

         Reporting Person                            Additional Bridge Warrants
         ----------------                          -----------------------------
                                                   April 26, 1997  May 28, 1997
                                                   --------------  ------------
         Infinity                                      12,000           12,000
         Fairway                                        4,000            4,000
         Emerging Opp.                                  4,000            4,000
         Global Growth                                  2,000            2,000

         The Reporting Persons may receive subsequent issuances of Additional Bridge Warrants as described in response to Item 5(b) to this Statement on
Schedule 13D.

4.       PURPOSE OF TRANSACTION.

         NOT AMENDED.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5(a) is hereby amended and restated, in its entirety, to read as follows:

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 685,755 shares of Common Stock (of which an aggregate of 264,928 shares of Common stock are acquirable upon exercise of the December Warrants, the February Warrants and the Additional Bridge Warrants) constituting approximately 6.6% of the outstanding Common Stock of the Issuer (based on 13,259,025 shares of Common Stock outstanding at May 5, 1997 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "10-Q")).

                          Individually and without reference to the "group" described above, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed to be the beneficial owners of 540,549, 56,859, 84,347, 12,000 and 6,000 shares of Common
                          Stock, respectively, (of which 191,884, 29,250, 25,794, 12,000 and 6,000 shares of Common Stock are acquirable by such Reporting Persons, respectively, upon exercise of the December Warrants, the February Warrants and the Additional Bridge Warrants). Accordingly, based on the information contained in the 10-Q, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed the beneficial owners of 4.02%, .43%, .6%, .09% and .05%, respectively, of the outstanding Common Stock of the Issuer.

         The response to Item 5(b) is hereby amended and restated in its entirety, as follows:

         (b) Each of the Reporting Persons believes that it has sole voting and dispositive power over the Shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Shares held by the other Reporting Persons. Furthermore, upon acquisition of any Warrant Shares, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the Warrant Shares acquired as a result thereof, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Warrant Shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those Shares or Warrant Shares over which it does not have sole voting and dispositive power.

                          The table below summarizes the number of Shares, December Warrant Shares, February Warrant Shares and Additional Bridge Warrants over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:

                           COMMON STOCK          DECEMBER WARRANT SHARES    FEBRUARY WARRANT SHARES   ADDITIONAL BRIDGE WARRANTS
                     ------------------------    ------------------------   ------------------------  --------------------------
                        SOLE         SHARED        SOLE         SHARED         SOLE        SHARED         SOLE          SHARED
                       VOTING/      VOTING/      VOTING/       VOTING/       VOTING/       VOTING/       VOTING/       VOTING/
                     DISPOSITIVE  DISPOSITIVE   DISPOSITIVE  DISPOSITIVE    DISPOSITIVE  DISPOSITIVE   DISPOSITIVE   DISPOSITIVE
                     -----------  -----------   -----------  -----------    -----------  -----------   -----------   -----------
     Infinity           348,665    72,162         155,884        43,044        12,000        10,000        24,000        20,000
     Seacrest            27,609   393,218          29,250       169,678             0        22,000             0        44,000
     Fairway             44,553   376,274          13,794       185,134         4,000        18,000         8,000        36,000
     Emerging Opp.            0   420,827               0       198,928         4,000        18,000         8,000        36,000
     Global Growth            0   420,827               0       198,928         2,000        20,000         4,000        40,000

                          In addition to the securities described above, each of Infinity, Fairway, Emerging Opportunities and Global Growth may be issued an indeterminable number of additional shares of Common Stock pursuant to the terms of the respective Bridge Loan Agreements (collectively, the "Additional Bridge Warrants"). The exact number of Additional Bridge Warrants potentially acquirable by each such Reporting Person is determined by reference to the formula contained in the applicable Bridge Loan Agreements and, in each case, is affected by the market price of the Issuer's Common Stock as of specified dates and the Issuer's ability to repay the $12.5 million aggregate principal amount of 8%/10% Subordinated Convertible Debentures (the "Bridge Notes") issued in connection with Bridge Loan Agreements. Except to the extent specifically set forth in the foregoing chart, the number of shares reported as beneficially owned by the Reporting Persons herein excludes any shares issuable in connection with the exercise of Additional Bridge Warrants not outstanding at the date of this Amendment No. 3. A form of Bridge Note was attached as Exhibit 99.9 to the Original Filing.

         The response to Item 5(c) is hereby amended to add the following:

         (c) During the period from April 10, 1997 through June 9, 1997, the Reporting Persons disposed of an aggregate of 200,700 Shares of Common Stock of the Issuer in the open market. The total sales proceeds derived from these transactions was $1,263,618. Specifically, the Reporting Persons listed below effected the following trades on the dates indicated:

                                           Reporting Persons
                                           -----------------
                          Date             Infinity    Seacrest     Price/Share        Amount
                          ----             --------    --------     -----------      ----------
                          4/10/97          70,000      30,000       6.2500         $   625,000
                          4/14/97           1,750         750       6.2500              15,625
                          4/15/97             350         150       6.2500               3,125
                          4/16/97           1,050         450       6.2500               9,375
                          4/22/97             700         300       6.3750               6,375
                          4/24/97           3,360       1,440       6.2500              30,000
                          5/2/97            1,700                   6.2500              10,625
                          5/5/97            1,000                   6.2500               6,250
                          5/6/97              500                   6.2500               3,125
                          6/2/97           15,300       6,600       6.6421             145,462
                          6/3/97           15,330       6,570       6.2500             136,875
                          6/5/97            3,150       1,350       6.2500              28,125
                          6/6/97           20,650       8,850       6.2500             184,375
                          6/9/97            6,580       2,820       6.3065              59,281
                                                                                   -----------
                                                                                    $1,263,618
                                                                                   ===========

                          Except as specifically set forth herein, the Reporting Persons have not effected any transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days.

         (d)              NOT AMENDED.

         (e)              NOT AMENDED.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NOT AMENDED.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         NOT AMENDED.

                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date:  June 10, 1997

                                           INFINITY INVESTORS LIMITED


                                           By:   /s/ James A. Loughran
                                              ----------------------------------
                                               James A. Loughran
                                               Director

                                           SEACREST CAPITAL LIMITED


                                           By:   /s/ James E. Martin
                                              ----------------------------------
                                               James E. Martin
                                               President

                                           FAIRWAY CAPITAL LIMITED


                                           By:   /s/ James E. Martin
                                              ----------------------------------
                                               James E. Martin
                                               President

                                           INFINITY EMERGING
                                           OPPORTUNITIES LIMITED


                                           By:   /s/ James E. Martin
                                              -------------------------------
                                               James E. Martin
                                               Director

                                           GLOBAL GROWTH LIMITED


                                           By:   /s/ James E. Martin
                                              -------------------------------
                                               James E. Martin
                                               Director

                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).